November 24, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 148 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the "Registrant"), to the comments of the Staff of the Securities and Exchange Commission ("Commission") with respect to post-effective amendment number 148 to the Registrant’s registration statement on Form N-1A (the "Amendment"), which you communicated to me by telephone on November 13, 2014. The Registrant filed the Amendment with the Commission on September 26, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"). The Registrant will file, pursuant to Rule 485(b) under the 1933 Act, with the Commission a related post-effective amendment (Amendment No. 151).

Comments on the Prospectus

Comment 1. Please confirm that the Example tables takes into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 2. For the MidCap Value Fund III, please confirm that the numbers in the Annual Fund Operating Expenses and footnotes are correct because it appears as though the numbers are inconsistent between the table and the footnotes.

Response: Confirmed (please note that the acquired fund fees and expenses are not waived).

Comment 3. For the SmallCap Value Fund II, please confirm that the numbers in the Annual Fund Operating Expenses and footnotes are correct because it appears as though the numbers are inconsistent between the table and the footnotes.

Response: Confirmed (please note that the acquired fund fees and expenses are not waived).

Comment 4. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please disclose whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A

General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 5. In the Prospectus, R-tags were applied to the table and text in the Additional Information about Investment Strategies and Risks section. Please explain what changed.

Response: The Registrant removed funds that were not included in or text that was not relevant to this particular filing. Within the “Hedging” discussion, the Registrant added a sentence to the disclosure stating that “[h]edging is a strategy that can be used to limit or offset investment risk.”

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant